                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. __)(1)


                               NOVOSTE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    67010C209
             -------------------------------------------------------
                                 (CUSIP Number)


Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102                 (Tel.) (239) 262-8577
-----------------------------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 24, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               Page 1 of 8 pages

----------------
      (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 67010C209                    13D                           PAGE 2 OF 8


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                       ###-##-####


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A)   [ ]
                                                                       (B)   [ ]

3         SEC USE ONLY

          ---------------
4         SOURCE OF FUNDS**
          PF-OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                                [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       12,000
         BENEFICIALLY
           OWNED BY              8       SHARED VOTING POWER
             EACH                        323,139
           REPORTING
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                        12,000

                                 10      SHARED DISPOSITIVE POWER
                                         323,139

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          335,139


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.2%

14        TYPE OF REPORTING PERSON**
          IN-IA-OO


** SEE RESPONSE TO ITEM 3

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 8

ORIGINAL REPORT ON SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

      This statement relates to the Common Stock, par value $.01 per share (the "Shares") of Novoste Corporation (the "Company"). The Company has its principal executive offices at 4350 International Blvd., Norcross, GA 30093.

ITEM 2.  IDENTITY AND BACKGROUND

      This statement is filed by Lloyd I. Miller, III ("Miller" or the "Reporting Person"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of himself or his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

      Miller is an investment advisor to the trustee of Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the grantor of the Trusts. All of the Shares purchased by Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares Miller is deemed to beneficially own as the advisor to the trustee was $33,631.31 for the Shares in Trust A-4 and $558,901.57 for the Shares in Trust C.

      Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of Milfam II L.P. a Georgia limited Partnership established, pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II L.P. was $27,000.00.


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                                                                     Page 4 of 8


ITEM 4.  PURPOSE OF THE TRANSACTION

      Mr. Miller has been purchasing shares in the Company in the ordinary course of his business as an investor. Except as described in this Item 4, Mr. Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

      Mr. Miller opposes the plan of liquidation on the terms publicly announced by the Company and intends to vote against the plan. Based on public announcements of opposition by other stockholders and to conserve the Company's cash and resources, Mr. Miller believes that it would be in the best interests of the Company and its stockholders for the Company to withdraw its proposed liquidation plan.

      Mr. Miller concurs with some of the objections to the proposed liquidation that have been publicly announced by other stockholders, including Steel Partners II, L.P., Steel Partners, L.L.C. and other stockholders included in the "Novoste Full Value Committee." In particular, Mr. Miller believes that the proposed liquidation is not in the best interests of the Company's stockholders for the following reasons:

      o The liquidation would extinguish valuable net operating loss carryforwards,

      o The liquidation plan would deplete the Company's assets in administrative and other unproductive expenditures by a corporate trustee, and

      o The liquidation plan provides an inadequate return to stockholders in light of payments made to management under rabbi trusts.

      Because of his opposition to the proposed liquidation, Mr. Miller intends to vote his proxy at the Company's Special Meeting in favor of the director nominees proposed by the Novoste Full Value Committee.

      The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company owned by him, in each case in the open market or in privately negotiated transactions, or (c) formulating plans or proposals regarding the Company or its securities or proposed liquidation to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      Mr. Miller is not engaged in a proxy solicitation individually or with any other stockholder and will continue to evaluate public announcements and proposals made by the Company, the Novoste Full Value Committee, and other stockholders.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Miller may be deemed to beneficially own 335,139 Shares (8.21% of the outstanding Shares, based on 4,083,721 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q filed on November 9, 2005). As of the date hereof, 7,500 of such beneficially owned Shares are owned


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                                                                     Page 5 of 8

of record by Trust A-4; 315,639 of such beneficially owned Shares are owned of record by Trust C; and 12,000 of such beneficially owned Shares are owned of record by Milfam II L.P.

      (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4 and Trust C. Mr. Miller may be deemed to have sole voting power for all such shares held of record by Milfam II L.P.

      (c) The following table details the purchase of Shares effected by Mr. Miller during the past 60 days:

                          Trust C
Date of Transaction       Purchase       Price Per Share
December 27, 2005           3,725           $2.32

December 28, 2005           9,156          $2.2971

December 29, 2005          46,500           $2.26

 January 5, 2006           19,718           $2.14

 January 5, 2006          138,240*          $2.15


      * On January 5, 2006 Trust A-4 transferred 18,813 Shares to Trust C and Mr. Miller personally transferred 119,607 Shares to Trust C.

      (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. The filing of this Schedule 13D shall not be deemed an admission that Miller is, for purposes of Sections 13(d) of 13(g) of the Securities Exchange of Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.

      (e) Not Applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


      Trust Agreement: The Trust Agreement provides, in pertinent part, that the Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A or Trust C without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

      The Operating Agreement: Lloyd I. Miller, III serves as manager, and as such he has complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

      Milfam II Partnership: The Milfam II Partnership provides, in pertinent part, that the General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II L.P. and to make all decisions regarding the affairs of Milfam II L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

      Other than as described above and in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



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                                                                     Page 7 of 8

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS:


      99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio) (Filed as Exhibit
            99.1 to Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 as Exhibit 99.1 and incorporated herein by reference).

      99.2 Operating Agreement of Milfam LLC, an Ohio limited liability company, entered into as of December 10, 1996 (Filed as Exhibit 99.2 to Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

      99.3  Partnership Agreement of Milfam II L.P. (Filed as Exhibit 99.4 to
            Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

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                                                                     Page 8 of 8



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2006

                                       By: /s/ Lloyd I. Miller, III
                                           ------------------------------------
                                           Lloyd I. Miller, III